Exhibit 99.83

Fire & Flower to Acquire Leading Ontario Ca nabis Retailer Friendly Stranger Holdings Corp.

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

The Acquisition Will Increase Fire & Flower’s Issued and In-Queue Ontario Store Count to up to 27 - Solidifying a Clear National Leadership Position

TORONTO, Nov. 2, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX:

FFLWF) (“FFHC”) and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “Fire & Flower” or the “Company”) today announced that it has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) that will result in the Company acquiring all of the issued and outstanding shares of Friendly Stranger Holdings Corp. (“Friendly Stranger”), which, at closing, is expected to own and operate 11 licensed cannabis retail stores across the province of Ontario with 4 additional cannabis stores in queue to be licensed and operational by the end of the fourth quarter of 2020 (the “Transaction”).

Upon closing, Fire & Flower is expected to have 66 stores including 18 in Ontario and an additional 9 stores in queue for licensing, giving the Company the largest footprint in both Ontario and Canada.

Pursuant and subject to the terms of the Share Purchase Agreement, as consideration the Company will issue to the shareholders of Friendly Stranger up to an aggregate of 31,117,750 common shares of FFHC (the “Consideration Shares”).

“The acquisition of Friendly Stranger is transformative for Fire & Flower and is a product of our financially disciplined approach to aggregation in the sector. It will immediately put us in a leading position in the major Ontario market, and it allows us to increase the potential of the acquired stores using the proprietary capabilities of our Hifyre™ digital retail and analytics platform” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “The acquisition will bring some of Ontario’s longest established Cannabis brands into the Fire & Flower portfolio, transforming us into a multi- banner operator that appeals to a larger cross-section of cannabis customers. We are also excited to add Friendly Stranger’s demonstrated expertise in the high-margin accessories business to our team. We look forward to continuing to welcome Friendly Stranger customers into these stores and to our Spark Perks™ customer engagement program that already counts more than 150,000 members across the country.”

“Friendly Stranger is very pleased to be joining Fire & Flower, the leader in cannabis retail across the country,” shared James Jesty, President of Friendly Stranger. Friendly Stranger will benefit from the best practices set by the market leader including their technology-enabled approach and the scale brought from their operations. Through multiple brands in the Ontario market, Fire & Flower will benefit from the ability to serve diverse customer segments in the growing cannabis market.”

Upon closing of the Transaction, it is expected that the Company will acquire licenses to operate 11 cannabis retail stores currently operating in the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brand, including four in the key urban market of Toronto. The stores will continue to operate under the Friendly Stranger, HotBox and Happy Dayz brands.

Pursuant to the terms of the Share Purchase Agreement, an aggregate of 8,339,557 Consideration Shares will be held in escrow following closing and will, subject to certain conditions, be issued to the former shareholders of Friendly Stranger upon receipt of all applicable authorizations at additional cannabis retail store locations in each of Dundas, Midland and Cambridge, Ontario.

Closing of the Transaction is subject to the satisfaction or waiver of certain conditions, including the receipt of all required third-party and regulatory approvals (including the approval of the Toronto Stock Exchange and the Alcohol and Gaming Commission of Ontario, as applicable). The Transaction is expected to close in the fourth quarter of 2020.

Concurrently with the entering into of the Share Purchase Agreement, the Company entered into a loan agreement with Friendly Stranger (the “Loan Agreement”). Pursuant to the terms of the Loan Agreement, Friendly Stranger may borrow from the Company up to an aggregate of $2,000,000 (the “Loan”), such amount to be used for the purchase of certain licensed cannabis retail stores operating in the province of Ontario and as contemplated in the Share Purchase Agreement.

Subject to the terms of the Loan Agreement, the Loan matures on the earlier of March 31, 2021 and the date there is a change of control of Friendly Stranger (which will occur upon the completion of the Transaction). The Loan is secured against the assets of Friendly Stranger and bears interest at a rate of 1.0% per annum, which rate will be increased to 13.0% per annum in the event the Share Purchase Agreement is terminated prior to the closing of the Transaction.

Advisors

Stifel GMP is acting as financial advisor to Fire & Flower and Dentons Canada LLP is acting as its legal advisor. Broderick Capital is acting as financial advisor to Friendly Stranger and Chitiz Pathak LLP is acting as legal advisor.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

About Friendly Stranger

A long-standing retail champion of cannabis culture and iconic brand, Friendly Stranger Holdings Corp. is dedicated to ongoing long-term contribution within the Canadian cannabis market through the launch of numerous retail locations across the country. With strategic investments, such as acquiring the other iconic cannabis culture brand Happy Dayz, FSHC has built a portfolio of brands that resonate with cannabis consumers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include, but are not limited to, statements in respect of the Transaction, the closing of the Transaction, the acquisition by the Fire & Flower of licensed cannabis retail stores in the province of Ontario and the number of Fire & Flower licensed cannabis retail stores in Canada.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 02-NOV-20